Exhibit 12

PPG INDUSTRIES, INC. AND CONSOLIDATED SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)

	Year ended December 31
	2012	2011	2010	2009	2008
Earnings:
Earnings before income taxes and net earnings in equity affiliates	$1,366	$1,539	$1,247	$620	$904
Plus:
Fixed charges exclusive of capitalized interest	287	292	266	273	343
Amortization of capitalized interest	7	7	7	7	7
Adjustments for equity affiliates	12	19	6	11	18
Total	$1,672	$1,857	$1,525	$911	$1,271

Fixed Charges:
Interest expense incl amortization of debt discount/premium and debt expense	$210	$210	$189	$193	$254
Rentals - portion representative of interest	77	82	77	80	89
Fixed charges exclusive of capitalized interest	287	292	266	273	343
Capitalized interest	8	9	7	9	8
Total	$295	$301	$273	$282	$351

Ratio of earnings to fixed charges	5.7	6.2	5.6	3.2	3.6